SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Corporation
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

RELEASE TO THE MARKET

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), gives notice to its shareholders and the market in general on the following:

The Company received Notice GAE 3.592-13 (“Notice”) dated September 24, 2013 from the Unit of Surveillance of Companies of BM&FBOVESPA (Gerência de Acompanhamento de Empresas da BM&FBOVESPA) requesting certain clarifications with respect to an article published by Agência Estado Broadcast on that same date under the headline “Telefónica fecha acordo para aumentar participação na Telco, controladora da Telecom Itália”, especially as to the need to carry out a tender offer for the acquisition of shares of minority shareholders of TIM Participações S.A. (the “Company”). The content of the Notice is as follows:

“GAE 3.592-13
September 24, 2013

Tim Participações S.A.
Office of Investors Relationship
Mr. Rogerio Tostes Lima

Gentlemen,

We request clarifications, until September 25, 21013, on the article published by Agência Estado - Broadcast, on September 24, 2013, under the headline “Telefónica fecha acordo para aumentar participação na Telco, controladora da Telecom Itália”, especially as to the need to carry out a tender offer for the acquisition of shares of the minority shareholders of TIM Participações S.A., specifying, in case applicable, the price per share in the offer, as well as other information that might be material.

This request is made in the context of the Cooperation Agreement entered into between CVM and BM&FBOVESPA on December 13, 2011, and a failure to respond may result in the imposition of penalties to the company by Superintendence of Corporate Relations (Superintendência de Relações com Investidores) – SEP of CVM, with due regard to the provisions of Rule CVM nº 452/07.

Truly yours,

Nelson Barroso Ortega
Unit of Surveillance of Companies
BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange

c.c. CVM – Securities and Exchange Commission
Mr. Fernando Soares Vieira – Superintendent of Corporate Relations
Mr. Waldir de Jesus Nobre – Superintendent of Relations with Market and Intermediaries”

In this regard, the Company hereby informs that, through way of a Release to the Market on September 24, 2013, it has disclosed to the market the information on the  subject matter that it has knowledge of, literally reproducing the information disclosed on September 24, 2013 by Telefónica S.A., Generalli Group, Intesa Sanpaolo and Mediobanca, shareholders of Telco S.p.A. (“Telco”).

The Company, however, did not take part in the negotiations or was a party to the documents eventually entered into among the shareholders of Telco. As a result, the Company has no further details on the transaction.

In this scenario, at this point, the Company is not in a position to assess or issue any opinion on whether the transaction disclosed by the shareholders of Telco triggers or not a tender offer for the acquisition of shares of minority shareholders of the Company.

Rogério Tostes Lima
Investors Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 25, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.